UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004.

Commission File Number: 001-31221

Total number of pages: 5

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release, dated October 27, 2004, regarding Merger between AT&T Wireless and Cingular Wireless

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: October 27, 2004	By:	/s/ WATARU KAGAWA
Wataru Kagawa Head of Investor Relations

Merger between AT&T Wireless and Cingular Wireless

TOKYO, JAPAN, October 27, 2004 — NTT DoCoMo, Inc.(“DoCoMo”) reported today that Cingular Wireless LLC announced that all conditions necessary for its merger with AT&T Wireless Services Inc. (“AT&T Wireless”) have been satisfied. DoCoMo holds an approximately 16% interest in AT&T Wireless through its subsidiary DCM Capital USA (UK) Limited, a holding company set up to hold AT&T Wireless shares.

In connection with the merger, DoCoMo will receive US$15 per share, or US$6,495 million* in cash. The merger is expected to affect DoCoMo’s financial results as follows:

1) Consolidated results

DoCoMo expects to record a gain on sale of investment of JPY497 billion as other income for the fiscal year ending March 31, 2005.

2) Non-consolidated results

DoCoMo expects to record a special gain of JPY430 billion for the fiscal year ending March 31, 2005.

DoCoMo’s consolidated and non-consolidated earnings forecasts for the fiscal year ending March 31, 2005, announced on May 7, 2004, already reflected the expected effects of these developments.

*	695 billion Japanese yen at JPY107 to U.S. $1. This translation of the U.S. dollar amount into Japanese yen is included solely for the convenience of readers and should not be construed as a representation that the U.S. dollar amounts have been, could have been, or could in the future be, converted into Japanese yen at this or any other rate of exchange. Also, the actual effects of the merger on DoCoMo’s results of operations for the year ending March 31, 2005 may vary from the expected effects described above as DoCoMo may calculate the actual effects on its results of operations using an exchange rate different from the rate utilized to calculate the expected effects described above.

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For more information, please contact:

Masanori Goto or Eijun Tanaka

International PR

Public Relations Department

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

e-mail: press_dcm@nttdocomo.com

website: http://www.nttdocomo.com

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company, serving more than 49 million customers. The company offers a wide variety of leading-edge mobile multimedia services, including i-mode®, which provides e-mail and internet access to over 42 million subscribers as the world’s most popular mobile internet service, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific, Europe and North America. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is available only to subscribers in Japan.

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